UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 POST ROAD SUITE 301
(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON DIAMOND 203-418-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JASON DIAMOND _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HERBERT J. SIMS & CO., INC. _____ , as

of DECEMBER 31, _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NO EXCEPTIONS



Signature

MANAGING PRINCIPAL

Title



DONNA HART
Notary Public
Connecticut
My Commission Expires Dec 31, 2024

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

HERBERT J. SIMS & CO., INC.

AND SUBSIDIARIES

DECEMBER 31, 2020

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Herbert J Sims & Co., Inc and Subsidiaries
Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Herbert J Sims & Co., Inc and Subsidiaries as of December 31, 2020, and the related consolidated notes (collectively referred to as the consolidated financial statement) that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"). In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Herbert J Sims & Co., Inc and Subsidiaries as of December 31, 2020 in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion

This financial statement is the responsibility of Herbert J Sims & Co., Inc and Subsidiaries' management. Our responsibility is to express an opinion on Herbert J Sims & Co., Inc and Subsidiaries' consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herbert J Sims & Co., Inc and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Herbert J Sims & Co., Inc and Subsidiaries' auditor since 2020.

Aprio, LLP

New York, New York
February 28, 2021

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents (Note)	$ 777,661
Securities owned, at fair value (Note)	9,417,433
Due from clearing agent (Note)	2,331,299
Accrued interest receivable	105,125
Other receivables	819,340
Certificates of deposit (Note)	1,361,589
Investments held to maturity (Note)	428,969
Employee loans and other advances	1,418,403
Prepaid expenses and other assets	1,767,827
Furniture, equipment & leasehold improvements, net (Note)	657,862
Deposits	164,242
Right of use assets – Operating Leases (Note)	6,119,017
Secured demand note receivable collateralized by marketable securities	1,750,000
TOTAL ASSETS	$ 27,118,767

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 4,892,382
Loans Payable (Note)	2,784,574
Operating leases payable (Note)	6,160,644
Financing leases payable	55,962
Income taxes (Note)	0
Subordinated borrowings (Note)	6,250,000
TOTAL LIABILITIES	20,143,562

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	64,939
Additional paid in capital	184,212
Retained earnings	7,369,837
Treasury stock, at cost	(643,783)
TOTAL STOCKHOLDER'S EQUITY	6,975,205
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$27,118,767

1. ORGANIZATION AND NATURE OF BUSINESS

Herbert J. Sims & Co., Inc. ("HJS") is a Delaware Corporation re-incorporated on November 15, 2012. Previously, it was incorporated under the laws of the State of New York.

Herbert J. Sims & Co., Inc. and its wholly owned subsidiaries (collectively, the "Company") are principally engaged in investment banking, financial advisory, investment advisory, retail brokerage and other related financial services. These services are provided to institutions, businesses and individuals.

HJS is a broker-dealer registered with The Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements include the accounts of HJS and its wholly owned subsidiaries:

> Sims Mortgage Funding, Inc.
> HJS Advisors, Inc.
> Herbert J. Sims Capital Management Inc.
> Braintree Capital Partners, LLC

All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

c. Cash Equivalents

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments. The Company maintains deposits in financial institutions that consistently exceed the FDIC limit of $250,000.

d. Investments Securities

The Company classifies its investments in government bonds as held-to-maturity since the Company has the positive intent and ability to hold the bonds to maturity. Therefore, the bonds are recorded at amortized cost. Subsequent to initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

   d. Investments Securities (cont'd)

Purchases and sales of securities are reported on a trade-date basis. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in other income. Interest income is recorded on the accrual basis.

The Company periodically reviews their investment securities for indications of other than temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions, and the financial conditions and specific prospects of the issuer. Impairment of investment securities results in a charge to income when a market decline below cost is other than temporary.

   e. Furniture, Equipment & Leasehold Improvements

Furniture, equipment & leasehold improvements are stated at cost. The Company provides for depreciation of assets using the straight line method for financial reporting purposes. Furniture and equipment are depreciated over 3 to 7 years. Leasehold improvements are amortized over the lesser of economic useful life of the improvement or over the term of the lease which range from 1 to 6 years in length. Depreciation and amortization expense was $258,718 for the year. Cost of maintenance and repairs that do not improve or extend lives of assets are expensed as incurred.

   f. Employees Loans and Advances

The company has extended credit to certain employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The outstanding balance of the notes is $1,418,403 at December 31, 2020. The loans average five years and are amortized on a monthly basis over their term and are charged a market rate of interest.

   g. Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the company is contractually entitled to reimbursement and presented as expense reimbursement revenue on the statement of income.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

g. Revenue Recognition (cont'd)

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Trading & Commissions

Acting as a principal, the Company earns substantially all income by buying and selling securities and various other investment products on behalf of its customers by applying a mark-up or mark-down on the related transaction. The Company also marks to market its securities inventory generating unrealized gain and losses taken into income during the period. Commission revenue represents commission generated from by buying and selling securities and various other investment products on behalf of its customers. The Company recognizes commission at a point in time when the transaction occurs.

Investment Banking

Investment banking revenues include income and fees from fixed income securities offerings in which the Company acts as underwriter or placement agent. The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a periodic basis, recognized over the period in which the advisory services are performed. However, success fees are variable and subject to constraints, and typically not recognized until the transaction completion date, due to uncertainty associated with those events.

Investment banking revenues also include fees earned from providing consulting, risk management and financial advisory services are recognized over time as services are delivered to the customers. Investment banking management fees are recorded when the income is reasonably determinable. The recognition and measurement of revenue is based on the assessment of individual contract terms. Whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Underwriting and placement revenues are recognized upon the completion of the underlying transaction based on the terms of the agreement. Expenses associated with the arrangement are generally deferred until the related revenue is recognized. Client reimbursements for such expenses are included in revenues.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

h. Securities Transactions

Proprietary securities transactions are recorded on a settlement date basis which is generally two business days after trade date. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial. In the normal course of business, the Company purchases and sells securities as both principal and agent.

Financial instruments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

i. Advertising and Promotion

The Company expenses advertising and promotion costs as incurred. The advertising and promotion expense was $933,931 for the year.

j. Income Taxes

The Company files its federal and most state and local income tax returns as part of a consolidated group. The Company calculates federal, state and local income taxes as if the Company filed on a separate return basis, and the amount of tax or benefit calculated is either remitted to or received from the parent.

Deferred income taxes are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In assessing the realization of deferred tax assets, management considers whether it more likely than not that some portion or all of the deferred tax assets will not be realized. While management expects the Company to utilize the deferred tax assets in future years by generating operating profits, a full valuation allowance against the deferred tax asset assets has been recorded in the amount of approximately $1,154,584 due to prior cumulative net operating losses, loss carryforwards and other temporary differences as of December 31, 2020. As of December 31, 2020, the Company had net Federal operating losses of approximately $5,231,627 available to be offset against taxable income which will not expire under TCJA. As of December 31, 2020, the Company had State and City operating losses ranging from approximately $2,000 to $1,132,000 available to be offset against state and city taxable income during the years ending December 31, 2021 through 2038.

k. Subsequent Events

The Company has evaluated subsequent events through February 28, 2021 the date the financial statements are available to be issued.

1. Leases

The Company adopted ASU No. 2016-02, Leases (ASC Topic 842) effective January 1, 2019 with all the available practical expedients, retroactively. There was no retained earnings impact on the adoption of ASC 842.

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in various non-cancellable operating lease for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) assets at the commencement date of each lease. The lease liability is initially and subsequently recognized based on the present value of the contract's future lease payments. Variable payments are included in the future lease payments when those payments depend on an index or a rate. The discount rate is the implicit rate, if it is readily determinable, or the Company's incremental borrowing rate. The implicit ratee of the Company's lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on information available at each commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a consolidated basis to borrow an amount equal to the lease payments under similar terms in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amounts of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs plus (minus) any prepaid (accrued) lease payments, less the amortized balance of lease incentives received, and any impairment recognized. Lease cost for the lease payments is recognized on a straight-line basis over the lease term. Lastly, in computing the Company's net capital, the Company adds back the ROU assets to the extent of the associated lease liability, in accordance with the SEC Division of Trading and Markets' no-action relief dated October 2018.

The Company recognizes the cost short-term leases (duration of 12 months or less)in the statement of operations on a straight-line basis over the term of the lease.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

As of December 31, 2020, $819,340 of receivables are due to contracts with customers and are included in other receivables on the consolidated statement of financial condition.

The Company did not have any deferred revenue at December 31, 2020.

4. SECURITIES OWNED

Securities owned at December 31, 2020 consist of trading securities at fair value as follows:

Municipal bonds - at fair value	$9,364,556
Corporate bonds - at fair value	52,877
	$9,417,433

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities.

5. INVESTMENTS HELD TO MATURITY

The Company invests surplus cash in certificates of deposit or U.S. government bonds that are less than 12 months in maturity from the acquisition date. There were no positions that exceeded the FDIC insurance limit of $250,000. At December 31, 2020 The Company held investments in marketable securities that were classified as held to maturity and consisted of the following.

	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
U.S. government securities	$424,290	$4,680	$-	$428,969
Certificates of Deposit	1,361,000	589	$-	$1,361,589
Total held to maturity securities	$1,785,290	$5,269	$-	$1,790,558

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the assets or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments and assets and liabilities recognized at fair value in the financial statements on a recurring basis in accordance with ASC 820.

The Company's financial instruments are carried at fair value or amounts that approximate fair value. To differentiate between the approach to fair value measurements, ASC 820 uses a fair value hierarchy and describes three levels used to classify fair measurements.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An

active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

Level 3 fair value measurements are based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Therefore, unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability (including assumptions about risk).

The following valuation factors are considered for the financial assets and liabilities of the Company:

Cash equivalents consist of investments in money market mutual funds. Such instruments are classified within level 1 of the fair value hierarchy.

Fixed rate municipal bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate municipal obligations. Fixed rate municipal bonds are classified within Level 2 of the fair value hierarchy because they are traded in an over the counter market (OTC) or Level 3 based on other specific factors, such the borrower's credit strength and operating environment, in the case of project revenue bonds.

Fixed rate corporate bonds may be priced using matrix pricing models. The Company relies on outside pricing services to determine the fair value of the fixed rate corporate obligations. Fixed Corporate bonds are classified as Level 2 in the fair value hierarchy.

Corporate bonds issued as private placements valued using unobservable inputs, such as discount rates, long-term revenue growth rates, operating margins, cap rates and other assumptions about the securities are classified as Level 3 in the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value basis as at December 31, 2020.

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$-	$9,134,110	$230,446	$9,364,556
Corporate bonds	–	43,877	9,000	52,877
	$-	$9,177,987	$239,446	$9,417,433

Level 3 Rollforward

	Beginning Balance 1/1/20	Unrealized Gain (Loss)	Realized Gain (Loss)	Purchases	Ending Balance 12/31/20
Municipal bonds	$ -	$ -	$1,418	$7,582	$ 9,000
Corporate bonds	S -	$(777)	S -	231,223	230,446
	$ -	$(777)	$1,418	$238,805	$239,446

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture	$ 760,790
Equipment	1,108,207
Leasehold improvements	265,098
	2,134,095
Less Accumulated depreciation	1,476,233
Furniture, equipment and leasehold improvements, net	$657,862

7. DUE FROM CLEARING AGENT

The Company clears all its financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of rule 15(c)3-3. Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a minimum market value of $100,000.

The Company has various accounts at the clearing broker for margining of securities held in the Company's trading inventory. The clearing broker has the right to net (offset) the balances in these firm accounts which results in a net receivable from the clearing broker or a net liability to the clearing broker. The liability is collateralized by the securities held by the clearing broker.

8. LOANS PAYABLE

In April 2020 as the COVID-19 pandemic created significant global economic uncertainty, the Company applied for and received two loans from the SBA's Payroll Protection Program totaling $2,784,574. Both loans bear an interest rate of 1% and the Company believes that both principal and interest will be forgiven by the SBA.

9. SUBORDINATED BORROWING

The subordinated borrowings from the Company's principal officer is pursuant to a secured demand note collateral agreement which matures no earlier than June 30, 2021. The agreement has been approved by the Financial Industry Regulatory Authority, Inc. and the subordinated borrowing is available for use in computing net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $1,750,000 have been deposited, as collateral, with the clearing agent as required by the agreement.

In June 2013, the Company entered into a new secured demand note with the principal stockholder in the amount of $250,000 with an automatic renewal maturity date of June 30, 2021 at an annual interest rate of 3%.

In June 2018, the Company entered into a new secured demand note with the principal stockholder in the amount of $1,500,000 with an automatic renewal maturity date of June 29, 2021 at an annual interest rate of 3%.

In October 2019, the Company entered into a subordinated loan with the principal stockholder in the amount of $2,500,000 with a maturity date of October 18, 2021 at an annual interest rate of 3%.

In May 2020, the Company entered into an equity subordinated loan with the principal stockholder in the amount of $2,000,000 with a maturity date of May 29, 2023 at an annual interest rate of 1%.

10. INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 ("the TCJA") was signed by the U.S. President, which enacted various changes to the U.S. corporate tax law. Some of the most significant provisions impacting corporations include a reduced corporate income tax rate from 35% to 21% effective in 2018, a one-time "deemed repatriation" tax on earnings in non-U.S. jurisdictions, limitation on deductibility of interest, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system and other provisions. U.S. GAAP accounting for income taxes requires companies to record the impacts of any tax law change on the Company's deferred income taxes in the quarter that the tax law change is enacted.

The temporary difference giving rise to the deferred tax liability consists primarily of the book to tax basis difference for net operating loss carryforwards, prepaid expenses, furniture, equipment and leasehold improvements. The Company has provided for deferred income taxes using Federal and state rates of 21% and 8%, respectively.

The components of the non-current deferred tax assets and liabilities at December 31, 2020.

Non-current deferred tax assets:	
Net operating loss carryforwards	$1,373,740
Deferred rent	10,559
Less: valuation allowance	(1,154,584)
Net deferred tax assets	229,715

Non-current deferred tax liabilities:

Prepaid expense	(96,236)
Intangibles	(35,418)
Other	(98,061)
Net deferred tax liabilities	$(229,715)
Net deferred tax assets	$ -

The allowance for income taxes for the years ended December 31, 2020 consists of the following:

Current:

Federal	$(647,511)
State	24,368
Total Current	$(623,143)

Deferred:

Federal	$-
State	-
Total Deferred	$-
Allowance for income taxes	$(623,143)

Audit periods remain open for examination until the applicable statute of limitations has expired. The statute of limitations for the tax years is generally three years.

The authoritative guidance for uncertainty of income taxes, as amended, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely or being realized upon ultimate settlement, which could result in the Company recording a tax liability. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether there are uncertain tax positions that require financial statement recognition. The Company has determined that the guidance for uncertainty in income taxes had no impact on its consolidated financial statements during the year ended December 31, 2020.

10. 401K EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 100% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ended December 31, 2020 the Company made matching contributions to the plan of $142,052. The Company did not make any discretionary contributions.

11. RELATED PARTY TRANSACTIONS

The Company provides investment advisory and administrative services to its wholly owned subsidiaries, HJS Advisors, Inc., Sims Mortgage Funding, Inc., Herbert J. Sims Capital Management, Inc. and Braintree Capital Partners, LLC. All intercompany transactions have been eliminated from the consolidation.

The Company acting as placement agent, advisor or manager for a separate limited liability company owned by two executives of the Company realized revenue in the amount of $5,567,246. Income from related parties accounted for approximately 15.1% of total revenue for the year ended December 31, 2020. As of December 31, 2020 the Company carried a receivable of $741,277 due from the related party.

12. COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company enters into underwriting contractual commitments. At December, 31, 2020, there were no open contractual commitments relating to such transactions.

13. LEASES

The Company has obligations as a lessee for office spaces and office equipment with initial non-cancellable terms in excess of one year. The Company classified its leases as operating leases. Some of the leases contain renewal options for a period of one year or more. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining each lease term and associated payments under the renewal options are excluded from these payments. The Company's operating leases do not include termination options for either party to the leases or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus material variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of t each building's property taxes, insurance and common are maintenance. These variable lease payments are included in the lease payments used to determine lease liability.

The Company has non-cancellable operating leases for office space in Connecticut, Florida, New Jersey, Minnesota, Massachusetts, Maryland, North Carolina, Pennsylvania, Puerto Rico and Texas under agreements extending through May 2029. Pursuant to ASC 842, the present value of the future minimum lease payments is recorded as a right to use asset and related lease liability.

The Company has leased various electronic equipment with a nominal payment due at the end of the lease term. The cost of this equipment has been capitalized and is be depreciated over its useful life. The related liability is shown as a finance lease.

The components of the leases are as follows:

Year Ending December 31, 2020:

	Operating	Finance
Liability as of 12/31/2020	$6,160,644	$55,962
Short-term liability (less than 12 months)	$1,176,719	$30,252
Long-term liability	$4,983,924	$32,140

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Difference between undiscounted cash flows (long term liability) and discounted cash flows	$1,957,008	$2,475
Lease cost	$1,382,534	$31,414
Weighted Average Remaining Lease Term in months	68.92	19.18
Weighted Average Discount Rate	4.054%	4.260%

Maturities of the lease liability under the con-cancellable leases are as follows:

Leases	Operating	Finance
2021	1,484,120	39,018
2022	1,209,531	23,375
2023	1,202,712	
2024	1,106,830	
2025	825,144	
2026 & beyond	1,112,597	
Total undiscounted lease payments	$6,940,934	$62,393
Less imputed interest	(780,290)	(6,431)
Total lease liability	6,160,644	55,962

14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At December 31, 2020 cash on deposit in high quality financial institutions exceeded Federal Deposit Insurance Corporation limits by approximately $215,502. The Company has not experienced any losses in such accounts.

The Company clears its securities transactions through major financial services firms. These activities may expose the Company to off-balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported on the consolidated statement of financial condition.

15. LITIGATION

The Company is, from time to time, a party to legal proceedings arising in the normal course of its business. Management believes that none of the legal proceedings currently outstanding will have a material adverse effect on the Company's business, financial condition or results of operations.

16. <u>MINIMUM NET CAPITAL</u>

The company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company's net capital and aggregate indebtedness, as defined, were $8,577,227 and $4,793,739 respectively. The net capital ratio was .559 or 55.9%. Excess net capital was $8,257,644.

17. <u>ANNUAL REPORT</u>

Pursuant to rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 2150 Post Road, Suite 301, Fairfield, Connecticut 06824 and at the regional office of the Commission located at 33 Arch Street, 23rd Floor, Boston, MA 02110-14